UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.________)*

Manatron Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
562048108
(CUSIP Number)
Barry Symons
20 Adelaide St. East, Suite 1200
Toronto, Ontario MSC 2T6
416-861-0630
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 16, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	562048108

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Constellation Software Inc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Ontario, Canada

	7	SOLE VOTING POWER:

NUMBER OF		176,154

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		93,744

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		176,154

WITH	10	SHARED DISPOSITIVE POWER:

		93,744

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	269,898

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.30%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

SCHEDULE 13D
In response to General Instruction C of Schedule 13D, the information called for by Items 2-6, inclusive, of Schedule 13D has been given with respect to: (i) the directors and executive officers of Constellation Software, Inc., an Ontario corporation (“Constellation”); (ii) the directors and executive officers of OMERS Administration Corporation, an Ontario statutory non-share capital corporation and a significant shareholder of Constellation (“OMERS”); (iii) the general partner of Birch Hill Equity Partners II, a private equity fund formerly known as “TD Capital Canadian Private Equity Partners” and a significant shareholder of Constellation; (iv) the directors and executive officers of Birch Hill Equity Partners II Ltd., the general partner of Birch Hill Equity Partners II Ltd.; and (v) the directors and executive officers of Birch Hill Equity Partners II Holdings Limited, an Ontario corporation that controls Birch Hill Equity Partners II Ltd. The inclusion of information with respect to he persons and entities described in clauses (i) through (v) shall not be construed as either an admission that any of such persons or entities are in control of Constellation or as an admission that any of such persons and entities are a “group.”
Except as otherwise set forth in this Schedule 13D, Constellation disclaims beneficial ownership of any and all shares of “Manatron Common Stock” (as hereinafter defined) beneficially owned by any shareholder, director or officer of Constellation. Constellation disclaims beneficial ownership of any and all shares of Manatron Common Stock beneficially owned by OMERS or any director, officer or employee of OMERS. Constellation disclaims beneficial ownership of any and all shares of Manatron Common Stock beneficially owned by any of the Birch Hill entities or any general partner, director, officer or employee of any of the Birch Hill entities. The filing of this Statement on Schedule 13D shall not be construed as an admission that Constellation, OMERS or any of the Birch Hill entities is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.
Except as otherwise set forth in this Schedule 13D, Constellation has been advised that each shareholder, director, officer and employee of Constellation disclaims beneficial ownership of any and all shares of Manatron Common Stock beneficially owned by Constellation. The filing of this Schedule 13D shall not be construed as an admission that any shareholder, director, officer or employee of Constellation is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement on Schedule 13D.
Except as otherwise set forth in this Schedule 13D: No shareholder, director, officer or employee of either Constellation, acting in an individual capacity, may vote, or direct the voting of, any shares of Manatron Common Stock beneficially owned by Constellation. No shareholder, director, officer or employee of Constellation, acting in an individual capacity, may dispose of, or direct the disposition of, any shares of Manatron Common Stock beneficially owned by Constellation. No shareholder, director or officer of Constellation, in an individual capacity, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Manatron Common Stock beneficially owned by Constellation. Accordingly, no shareholder, director, officer or employee of Constellation shall be deemed the beneficial owner of any shares of Manatron Common Stock beneficially owned by Constellation solely by virtue of the fact that such person or entity is a shareholder director, officer or employee of Constellation.

Item 1. Security and Issuer.
     This Schedule 13D relates to the Common Stock, par value $.01 per share (the “Manatron Common Stock”), of Manatron Inc., a Michigan corporation (the “Issuer”). The principal executive offices of the Issuer are located at 510 East Milham, Portage, Michigan, 49002
Item 2. Identity and Background.
     (a)-(f) Constellation is an Ontario corporation with its principal business address and principal office located at 20 Adelaide St. East, Suite 1200, Toronto, Ontario, Canada M5C 2T6. The principal business of Constellation is to provide mission critical software to selected customers in both the public and private sectors. Some of the industries served include public transit authorities, municipal utilities, public housing authorities, district attorneys, private clubs, residential home builders, constructions companies and manufacturers.
     The name, position, and present principal occupation of each of the principal executive officers of Constellation are as follows: Mark Leonard is the President, Barry Symons is the Chief Financial Officer and Secretary, Mark Miller is the Chief Operating Officer and Bernard Anzarouth is the Vice President of Business Development. The principal business address of those officers is c/o Constellation Software Inc., 20 Adelaide St. East, Suite 1200, Toronto, Ontario, Canada M5C 2T6. The name, present principal occupation, and principal business address of each of the directors of Constellation are attached as Appendix A.
     Constellation is a publicly traded corporation with its shares listed on the Toronto Stock Exchange. Constellation’s two most significant shareholders are OMERS Administration Corporation, an Ontario statutory non-share capital corporation with principal executive offices at One University Avenue, Suite 1000, Toronto, ON M5J 2P1 and Birch Hill Equity Partners II, a private equity fund formerly known as “TD Capital Canadian Private Equity Partners” whose general partner is Birch Hill Equity Partners II Ltd., an Ontario corporation with principal executive offices at 100 Wellington Street West, 23rd Floor, Toronto, ON M5K 1A1 (“Birch Hill Equity”). Birch Hill Equity Partners II Ltd., is a wholly owned subsidiary of Birch Hill Equity Partners II Holdings Limited (Birch Hill Holdings”). Appendix B lists the name, position, present principal occupation, and principal business addresses of each of the directors and principal executive officers of OMERS. Appendix C lists the name, position, present principal occupation, and principal business addresses of each of the directors and principal executive officers of Birch Hill Equity. Appendix D lists the name, position, present principal occupation, and principal business addresses of each of the directors and principal executive officers of Birch Hill Holdings Other than as set forth herein, to the knowledge of Constellation, without specific inquiry, none of OMERS, Birch Hill Equity Partners II, Birch Hill Equity, or Birch Hill Holdings, or any of the individuals set out in Appendix B, Appendix C or Appendix D holds shares of Manatron Common Stock.
     During the past five years, none of Constellation or any of its directors or executive officer listed on Appendix A or Constellation, or, to the knowledge of Constellation, without specific inquiry, OMERS, Birch Hill Equity Partners II, Birch Hill Equity, or Birch Hill Holdings, or the individuals listed on Appendix B, Appendix C, and Appendix D hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     All shares of Manatron Common Stock acquired by Constellation were acquired with the working capital of Constellation. All shares of Manatron Common Stock reported herein as being beneficially owned by any of the directors and executive officers of Constellation were purchased by them using personal funds. None of the shares of Manatron Common Stock that are the subject of this Schedule 13D were acquired with borrowed funds.
Item 4. Purpose of Transaction.
     The shares of Manatron Common Stock reported herein as beneficially owned by Constellation were acquired by it for investment purposes. To the knowledge of Constellation, without specific inquiry, the shares of Manatron Common Stock reported herein as beneficially owned by any person or entity other than Constellation were acquired by such person or entity for investment purposes.
     Constellation intends to review continuously its position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments (including, but not limited to, general economic and business conditions and stock market conditions), and subject to any applicable legal and contractual restrictions on their ability to do so, Constellation may retain or seek to increase its holdings of Manatron Common Stock or dispose of all or a portion of its holdings of Manatron Common Stock. From time to time, Constellation may share its evaluation of the business prospects of the Issuer and such other developments with the management of the Issuer.
Item 5. Interest in Securities of the Issuer.
The percentages set forth in this Item 5 are based on the 5,097,085 shares of Manatron Common Stock that Issuer, in its proxy statement for its 2006 Annual Meeting of Stockholders, reported as outstanding on August 11, 2006.

     (a) (i) Constellation is the beneficial owner of 269,898 shares of Manatron Common Stock, which constitute 5.30% of the shares of Manatron Common Stock issued and outstanding as of August 11, 2006. The number of shares of Manatron Common Stock reported in this section (a)(i) as beneficially owned by Constellation includes all of the shares of Manatron Common Stock reported as beneficially owned by Mark Leonard, but does not include any of the shares of Manatron Common Stock reported as beneficially owned by any other shareholder, director or executive officer of Constellation. The shares of Manatron Common Stock reported as beneficially owned by Mr. Leonard have been attributed to Constellation because he has granted Constellation the right to vote the shares of Manatron Common Stock beneficially owned by him.
          (ii) Mark Leonard is the beneficial owner of 54,992 shares of Manatron Common Stock, which constitute 1.1% of the shares of Manatron Common Stock issued and outstanding as of August 11, 2006. The number of shares of Manatron Common Stock reported in this section (a)(ii) does not include any of the shares of Manatron Common Stock reported as beneficially owned by Constellation or any other shareholder, director or executive officer of Constellation.
          (iii) Except for Mr. Leonard, to the knowledge of Constellation, without specific inquiry, no director or executive officer of Constellation beneficially owns any of the shares of Manatron Common Stock issued and outstanding as of August 11, 2006.
          (iv) To the knowledge of Constellation, without specific inquiry, none of OMERS and its directors and executive officers beneficially owns any of the shares of Manatron Common Stock issued and outstanding as of August 11, 2006.
          (v) To the knowledge of Constellation, without specific inquiry, none of Birch Hill Equity Partners II and its general partner beneficially owns any of the shares of Manatron Common Stock issued and outstanding as of August 11, 2006.
          (vi) To the knowledge of Constellation, without specific inquiry, none of Birch Hill Equity and its directors and executive officers beneficially owns any of the shares of Manatron Common Stock issued and outstanding as of August 11, 2006.
          (vii) To the knowledge of Constellation, without specific inquiry, none of Birch Hill Holdings and its directors and executive officers beneficially owns any of the shares of Manatron Common Stock issued and outstanding as of August 11, 2006.
     (b) (i) Constellation has the power to vote, or to direct the voting of, all of the shares of Manatron Common Stock reported as beneficially owned by it in the response to subsection (a)(i) of this Item 5. Except for the shares of Manatron Common Stock reported as beneficially owned by Mr. Leonard but attributed to it in the response to subsection (a)(i) of this Item 5, Constellation has the power to dispose of, or to direct the disposition of, all of the shares of Manatron Common Stock reported as beneficially owned by it in the response to subsection (a)(i) of this Item 5.

          (ii) Mr. Leonard has granted to Constellation the power to vote, or to direct the voting of, all of the shares of Manatron Common Stock reported as beneficially owned by him in the response to subsection (a)(ii) of this Item 5. Mr. Leonard has the power to dispose of, or to direct the disposition of, all of the shares of Manatron Common Stock reported as beneficially owned by him in the response to subsection (a)(ii) of this Item 5.
          (iii) Except as otherwise indicated in subsection (a) of this Item 5 or this subsection (b), to the knowledge of Constellation, without specific inquiry, none of the directors and executive officers of Constellation has the power to vote or to direct the voting of, or the power to dispose of or to direct the disposition of, any shares of Manatron Common Stock.
          (iv) Except as otherwise indicated in subsection (a) of this Item 5 or this subsection (b), to the knowledge of Constellation, without specific inquiry, none of OMERS and its directors and executive officers has the power to vote or to direct the voting of, or the power to dispose of or to direct the disposition of, any shares of Manatron Common Stock.
          (v) Except as otherwise indicated in subsection (a) of this Item 5 or this subsection (b), to the knowledge of Constellation, without specific inquiry, none of Birch Hill Equity Partners II and its general partner has the power to vote or to direct the voting of, or the power to dispose of or to direct the disposition of, any shares of Manatron Common Stock.
          (vi) Except as otherwise indicated in subsection (a) of this Item 5 or this subsection (b), to the knowledge of Constellation, without specific inquiry, none of Birch Hill Equity and its directors and executive officers has the power to vote or to direct the voting of, or the power to dispose of or to direct the disposition of, any shares of Manatron Common Stock.
          (vii) Except as otherwise indicated in subsection (a) of this Item 5 or this subsection (b), to the knowledge of Constellation, without specific inquiry, none of Birch Hill Holdings and its directors and executive officers has the power to vote or to direct the voting of, or the power to dispose of or to direct the disposition of, any shares of Manatron Common Stock.
          (c) Except as otherwise indicated in this subsection (c) or the response to Item 3 of this Schedule 13D, it is believed that only Constellation has effected any transactions in Manatron Common Stock in the last 60 days. Those transactions, all of which were effected on the Nasdaq National Market, are as follows:

Date	Number of Shares	Price (excluding commission)
Sept 27, 2006	25,101	$6.95
Sept 28, 2006	50	$6.95
Sept 29, 2006	13,372	$6.95
Nov 16, 2006	11,500	$7.10
Nov 17, 2006	1,500	$7.0967
Nov 21, 2006	9,569	$6.9667

     (d) (i) Except for the shares of Manatron Common Stock reported as beneficially owned by Mr. Leonard but attributed to it in the response to subsection (a)(i) of this Item 5, Constellation has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of Manatron Common Stock reported as beneficially owned by it in the response to subsection (a)(i) of this Item 5.
          (ii) Mr. Leonard has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, all of the shares of Manatron Common Stock reported as beneficially owned by him in the response to subsection (a)(ii) of this Item 5.
          (iii) Except as otherwise indicated in subsection (a) of this Item 5 or this subsection (d), to the knowledge of Constellation, without specific inquiry, none of the directors and executive officers of Constellation has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, any shares of Manatron Common Stock.
          (iv) Except as otherwise indicated in subsection (a) of this Item 5 or this subsection (d), to the knowledge of Constellation, without specific inquiry, none of OMERS and its directors and executive officers has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, any shares of Manatron Common Stock.
          (v) Except as otherwise indicated in subsection (a) of this Item 5 or this subsection (d), to the knowledge of Constellation, without specific inquiry, none of Birch Hill Equity Partners II and its general partner has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, any shares of Manatron Common Stock.
          (vi) Except as otherwise indicated in subsection (a) of this Item 5 or this subsection (d), to the knowledge of Constellation, without specific inquiry, none of Birch Hill Equity and its directors and executive officers has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, of, any shares of Manatron Common Stock.
          (vii) Except as otherwise indicated in subsection (a) of this Item 5 or this subsection (d), to the knowledge of Constellation, without specific inquiry, none of Birch Hill Holdings and its directors and executive officers has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, any shares of Manatron Common Stock.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          Except as otherwise described in this Schedule 13D, to the knowledge of Constellation, none of the persons or entities identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer and none of the securities as to which this Schedule 13D relates are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.
Item 7. Material to be Filed as Exhibits.
          Not Applicable

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 27, 2006

CONSTELLATION SOFTWARE INC.
By:	/s/ Barry Symons
	Name:	Barry Symons
	Title:	Chief Financial Officer and Secretary

APPENDIX A
PRINCIPAL BUSINESS ADDRESSES OF DIRECTORS OF CONSTELLATION
SOFTWARE INC.

Michael Mazan	Stephen J. Dent
Senior Vice President	Chair
Birch Hill Equity Partners Management Inc.	Birch Hill Equity Partners Management Inc.
100 Wellington St West	100 Wellington St West
PO Box 22	PO Box 22
Suite 2300	Suite 2300
Toronto, Ontario M5K 1A1	Toronto, Ontario M5K 1A1
Canada	Canada

Lisa Melchior	John Young
Vice President	Vice President
OMERS Capital Partners Inc.	OMERS Capital Partners Inc.
Royal Bank Plaza,	Royal Bank Plaza,
South Tower,	South Tower,
200 Bay street, Suite 2010,	200 Bay street, Suite 2010,
Box 6, Toronto, Ontario M5J 2J2	Box 6, Toronto, Ontario M5J 2J2
Canada	Canada

Brian Aune	Stephen Scotchmer
Private Investor	Private Investor
1800 McGill College Avenue	Royal Trust Tower
Suite 3010	Suite 2526
Montreal QC H3A 3J6	Toronto Dominion Centre
Canada	Toronto, ON M5K 1K2
Canada

Ian McKinnon	Mark Leonard
President & CEO	President
Certicom Corp.	Constellation Software Inc.
5520 Explorer Drive	20 Adelaide St. East
4th floor	Suite 1200
Mississauga Ontario L4W 5L1	Toronto Ontario, M5C 2T6
Canada	Canada

APPENDIX B
PRINCIPAL BUSINESS ADDRESSES OF DIRECTORS AND EXECUTIVE OFFICERS OF OMERS ADMINISTRATION CORPORATION
Directors:

Frederick Biro	David O’Brien
Executive Director	President & Chief Executive Officer
Regional Municipality of Peel Police Services Board	Toronto Hydro Corporation
10 Peel Centre Drive	14 Carlton Street, 9th Floor
Brampton ON L6T 4B9	Toronto ON M5B 1K5
Canada	Canada

David Carrington	Michael Power
Energy Advisor	Mayor
Toronto Hydro Electric System Ltd.	Municipality of Greenstone
Customer Management Service Dept.	P.O. Box 70
5800 Yonge Street, 1st floor	301 East Street
Toronto ON M2M 3T3	Geraldton ON P0T 1M0
Canada	Canada

Ed DeSousa	Peter Routliff
Director of Finance & Treasurer	International Representative
Town of Halton Hills	International Brotherhood of
1 Halton Hills Dr.	Electrical Workers (IBEW)
Halton Hills ON L7G 5G2	300-1450 Meyerside Drive
Canada	Mississauga ON L5T 2N5
Canada

Richard Faber
Retiree	Gerard Sequeira
9962 Pinetree Crescent	Director, Finance & Administration
Grand Bend ON N0M 1T0	Municipal Property Assessment Corporation (MPAC)
Canada	1305 Pickering Parkway
Pickering ON L1V 3P2
Rick Miller	Canada
Fire Fighter
Windsor Fire Department	John Weatherup
815 Goyeau Street	President
Windsor ON N9A 1H7	CUPE 400
Canada	Suite 200
1482 Bathurst Street Toronto ON M5P 3H1
Ann Mulvale Mayor	Canada
Town of Oakville
1225 Trafalgar Road, Box 310	Cameron Weldon
Oakville ON L6J 5A6	Treasurer
Canada	City of Toronto
55 John Street Metro Hall, 14th Floor
Toronto ON M5V 3C6
Canada

Officers:
The principal business address of the following officers is c/o The Ontario Municipal Employees Retirement Board, 10th Floor, One University Avenue, Toronto, ON M5J 2P1 Canada.

Paul Haggis	President and Chief Executive Officer

Jennifer Brown	Senior Vice President, Pension Division

Paul G. Renaud	Acting Senior Vice President & CFO, Finance and Administration Division

Paul Pugh	Senior Vice President, Public Investments

Debbie Oakley	Senior Vice President, Corporate Affairs Division

Selma Lussenburg	Senior Vice President, General Counsel & Corporate Secretary

Flo Paladino	Vice President Human Resources Division

John Liu	Vice President Internal Audit

Michael Latimer	President and CEO, Oxford Properties Group

Michael Nobrega	President and CEO, Borealis Infrastructure

Paul G. Renaud	President and CEO, OMERS Capital Partners

APPENDIX C
BIRCH HILL EQUITY PARTNERS II LTD.
Principal Business: General Partner (for Private Equity Fund)
Principal Address: 100 Wellington Street West, 23rd Floor, P. O. Box 22, Toronto, ON M5K 1A1 Canada
Directors:

Joseph P. Wiley	Chief Executive Officer
Birch Hill Equity Partners Management Inc.
100 Wellington Street West
PO Box 22, Suite 2300
Toronto, ON M5K 1A1 Canada

Stephen J. Dent	Chair
Birch Hill Equity Partners Management Inc.
100 Wellington Street West
PO Box 22, Suite 2300
Toronto, ON M5K 1A1
Canada

John B. MacIntyre	President
Birch Hill Equity Partners Management Inc.
100 Wellington Street West
PO Box 22, Suite 2300
Toronto, ON M5K 1A1
Canada
Executive Officers:
The principal business address of the following executive officers is c/o Birch Hill Equity Partners Management Inc. (as above).
Stephen J. Dent – Chairman
John B. MacIntyre – President
Joseph P. Wiley – CEO
Pierre Schuurmans – COO
Judith E. George — General Counsel & Secretary
Peter Zissis – CFO
Michael Mazan – Sr. Vice President
Michael Salamon – Sr. Vice President
David McCann – Sr. Vice President

APPENDIX D
BIRCH HILL EQUITY PARTNERS II HOLDINGS LIMITED
Principal Business: Holding Company
Principal Address: 100 Wellington Street West, 23rd Floor, Toronto, ON M5K 1A1
DIRECTORS:

Joseph P. Wiley	Pierre Schuurmans
Chief Executive Officer	Chief Operating Officer
Birch Hill Equity Partners Management Inc.	Birch Hill Equity Partners Management Inc.
100 Wellington Street West	100 Wellington Street West
PO Box 22, Suite 2300	PO Box 22, Suite 2300
Toronto, ON M5K 1A1	Toronto, ON M5K 1A1
Canada	Canada

Stephen J. Dent	Michael Salamon
Chair	Senior Vice President
Birch Hill Equity Partners Management Inc.	Birch Hill Equity Partners Management Inc.
100 Wellington Street West	100 Wellington Street West
PO Box 22, Suite 2300	PO Box 22, Suite 2300
Toronto, ON M5K 1A1	Toronto, ON M5K 1A1
Canada	Canada

John B. MacIntyre
President
Birch Hill Equity Partners Management Inc.
100 Wellington Street West
PO Box 22, Suite 2300
Toronto, ON M5K 1A1
Canada
Executive Officers:
The principal business address of the following executive officers is c/o Birch Hill Equity Partners Management Inc. (as above).

Stephen J. Dent – Chairman	Peter Zissis — CFO
John B. MacIntyre – President	Michael Mazan — Sr. Vice President
Joseph P. Wiley – CEO	Michael Salamon — Sr. Vice President
Pierre Schuurmans – COO	David McCann — Sr. Vice President
Judith E. George — General Counsel & Secretary